Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Spansion Employee EMAIL

Spansion’s Next Phase of Transformation– Cypress Merger

by John Kispert

I am sure you have seen the news today that we have announced our intent to merge with Cypress. This is a great step forward for us and a move I am very excited about.

As you know, when I first joined the company, I was hired to sell Spansion, but chose instead to work with all of you to turn around the company. Five years later, look at what we have become – the leader in embedded flash, a major supplier of MCUs with a burgeoning analog business. We are a strategic supplier to 24 of the 25 largest automotive companies worldwide and the second largest MCU supplier in Japan. I will always be proud of this amazing progress. As a result of all our hard work, we have the opportunity to grow even larger and more importantly through this merger with Cypress.

Economies of scale are critical in the semiconductor industry. Larger companies can leverage so much more and, to remain competitive, we must grow. Cypress and Spansion together will top $2B in revenue. We’ll expand our product portfolio to become a broader memory supplier, adding SRAM and FRAM. Our MCU product lines will be supplemented by Cypress’s innovative PSoC and HMI products, which will be highly complementary to our MCU efforts. Our strength in automotive will now be complemented with their strength in consumer and communications. There will be a lot of synergies in our product lines with no overlap. Bottom line, we’ll be more important to more customers and industries.

This transaction was most attractive to Spansion for the following reasons:

•	A “merger of equals”

•	Both companies have leadership in microcontrollers and memory

•	Complementary product portfolios and technologies

•	Complementary customer and market engagements

•	Significant manufacturing synergies with potential for incremental customer/channel revenues due to broader product portfolio

•	Combined company will be stronger than either company individually

•	Customers will benefit from the greater scale, global reach and enhanced product portfolio

•	Profitable with more than $2 billion in revenues and the ability to steadily improve gross and operating margins

I believe it is the right time for us to merge with Cypress. It is thanks to all of you and your hard work that we were able to get to this point. I am extremely proud of our transformation and accomplishments. Together we have made bold moves.

I know great things will continue to come for the people at Spansion. Our people, products and technology are the best in the industry. I truly believe this and I am your biggest advocate.

The senior leadership team and I have spent a lot of time with the management team of Cypress before finalizing our decision. We share similar values, drive and focus on our people and delivering innovative products and excellent service to our customers. Bold companies have very high standards.

I am excited to serve on the board of the new company and T.J. Rodgers of Cypress will be the CEO. Spansion executives will continue to play critical roles.

The next phase of our process is to go through the necessary legal and regulatory approvals before we close, which we expect in first half 2015. The senior team will be holding town hall meetings around the world to share more with you and answer your questions.

I believe this is right next step in our transformation. I again thank you for your diligent work. I am extremely proud of each of you and our accomplishments.

I look forward to talking to you soon.

John

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4 and PSoC 5 programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the NASDAQ Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Cypress and the Cypress logo, PSoC, CapSense and TrueTouch are registered trademarks of Cypress Semiconductor Corporation. All other trademarks are property of their owners.

About Spansion

Spansion (NYSE: CODE) is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. For more information, visit http://www.spansion.com.

Spansion®, the Spansion logo, and combinations thereof, are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.